AsiaInfo Holdings, Inc.

c/o 4th Floor, Zhongdian Information Tower

6 Zhongguancun South Street

Haidian District, Beijing 100086, China

April 8, 2009

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	AsiaInfo Holdings, Inc.
Withdrawal of Registration Statement on Form S-3 (File No. 333-156415)

Ladies and Gentlemen:

AsiaInfo Holdings, Inc., a Delaware corporation (the “Company”), hereby makes application to withdraw its Registration Statement on Form S-3 (File No. 333-156415), including all amendments and exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2008, to be withdrawn effective immediately.

The Registration Statement related to the resale of shares by a selling stockholder in a private placement transaction. The Registration Statement is being withdrawn because the selling stockholder has informed the Company that it no longer desires to sell its shares in a registered offering. None of the Company’s securities were sold pursuant to the prospectus included in the Registration Statement. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement, with a copy to the Company’s counsel, DLA Piper LLP (US), as soon as it is available. The facsimile number of the Company is (408) 970-9366 and the facsimile number of DLA Piper LLP (US) is (206) 839-4801. If you have any questions with respect to this matter, please contact Matt Adler of DLA Piper LLP (US), at (206) 839-4800.

Very truly yours,

AsiaInfo Holdings, Inc.

By:	/s/ Wei Li
Wei Li, Chief Financial Officer